UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | RESIGNATION AND APPOINTMENT OF A
COMPANY SECRETARY

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

RESIGNATION AND APPOINTMENT OF A COMPANY SECRETARY

In compliance with paragraph 3.59 of the Listings Requirements of JSE Limited, shareholders are advised that Ms Mmakuate Moratwe Lucy Mokoka has resigned as Sasol's Group Company
Secretary with effect from 31 December 2020. The Board of Directors (Board) of the Company
thanks Lucy for her contribution to the Company. The Chairman of the Board, Mr Sipho Nkosi
said: “We extend our appreciation to Lucy for the contribution she has made to the Board and wish her well in her future endeavours.”

The Board has appointed Ms Michelle du Toit as Sasol’s Group Company Secretary with effect from 1 January 2021. Michelle is an admitted attorney and a highly experienced and accomplished corporate governance and corporate law expert and has previously served as
Company Secretary of Sasol South Africa Limited. Michelle has in depth expertise in securities and exchange regulatory requirements applicable in South Africa and the United States. During her distinguished career with Sasol, spanning 18 years, she has held a number of senior management positions, and has been the Senior Vice President (SVP): Corporate Advisory and
Disclosure Enablement. Prior to this, she was, from July 2014 to June 2017, the SVP:
Governance, Compliance and Ethics and, before then, served as the General Manager:
Company Secretarial Services. Michelle holds BLC and LLB degrees, as well as a certificate in
Advanced Company Law.

The Board is of the view that Michelle has the necessary expertise and experience to act in this role, in accordance with the JSE Limited Listings Requirements.

Mr Nkosi said: “We are pleased to welcome Michelle to the role of Group Company Secretary.
We are confident that she will add great value to the work of the Board.”

20 November 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary